UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)

Credicorp Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)
G2519Y 10 8

(CUSIP Number)
N/A

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Dionisio Romero Seminario
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 254,771
	6	Shared Voting Power 13,443,569
	7	Sole Dispositive Power 254,771
	8	Shared Dispositive Power 13,443,569
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,443,569 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 14.2% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Rosalina María Helguero Romero
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-
	6	Shared Voting Power 10,507,779
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 10,507,779
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,507,779 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 11.1% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) José Antonio Onrubia Romero
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-
	6	Shared Voting Power 10,464,441
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 10,464,441
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,464,441 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 11.1% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Maria del Carmen Onrubia de Beeck
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power -0-
	6	Shared Voting Power 10,080,438
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 10,080,438
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,080,438 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 10.7% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Teresa Holder de Onrubia
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 263,491
	6	Shared Voting Power 0
	7	Sole Dispositive Power 263,491
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 263,491 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 0.3% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Maria Lourdes Onrubia Holder
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 9,167
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,167
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,167 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Maria Inmaculada Onrubia Holder
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 7,332
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,332
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,332 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Ana Silvia Guzman Portilla de Romero
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 7,730
	6	Shared Voting Power 0
	7	Sole Dispositive Power 7,730
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,730 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Manuel Antonio Romero Belismelis
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 11,873
	6	Shared Voting Power 0
	7	Sole Dispositive Power 11,873
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,730 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Alfredo Romero Belismelis
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 513
	6	Shared Voting Power 0
	7	Sole Dispositive Power 513
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 513 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Fernando Romero Belismelis
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 4,620
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,620
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,620 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 0.0% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) La Roncadora S.A.
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,039,890
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,039,890
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,039,890 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 1.1% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Birmingham Merchant S.A.
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 3,475,034
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,475,034
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,475,034 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 3.7% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Urigeler Internacional S.A.
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Panamá
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 5,285,672
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,285,672
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,285,672 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 5.6% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Maray S.A.
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 682,883
	6	Shared Voting Power 9,424,551
	7	Sole Dispositive Power 682,883
	8	Shared Dispositive Power 9,424,551
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,107,434 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 10.7% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Ransa Comercial S.A.
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 158,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 158,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 158,000 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 0.2% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Alicorp S.A.*
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Perú
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 505,845
	6	Shared Voting Power 0
	7	Sole Dispositive Power 505,845
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 505,845 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 0.5% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Robelis S.A.
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 209,127
	6	Shared Voting Power 0
	7	Sole Dispositive Power 209,127
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 209,127 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 0.2% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Vineyard Investment Inc.
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,240,013
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,240,013
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,013 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 0.2% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Belle Company Inc.
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,083,228
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,083,228
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,228 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 1.2% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Sparkling Business, Inc.
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 655,887
	6	Shared Voting Power 0
	7	Sole Dispositive Power 655,887
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 655,887 (individually) 14,895,076 (total group shares)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [ ]
11	Percent of Class Represented by Amount in Row (9) 0.7% (individually) 15.8% (total group shares)
12	Type of Reporting Person IN

Item 1(a). Name of Issuer :

Credicorp Ltd.

Item 1(b). Address of Issuer's Principal Executive Offices:

Clarendon House
Church Street
Hamilton HM11 Bermuda

Item 2(a). Name of Persons Filing:

See Exhibit B attached hereto.

Item 2(b). Address of Principal Business Office or if None, Residence:

See Exhibit B attached hereto.

Item 2(c). Citizenship:

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Item 2(d). Title of Class of Securities:

Common Shares

Item 2(e). Cusip Number:

G2519Y 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: Not Applicable

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G)
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

(a) Amount Beneficially Owned:
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(b) Percent of Class:
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(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

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(ii) Shared power to vote or to direct the vote:

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(iii) Sole power to dispose or to direct the disposition of:

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(iv) Shared power to dispose or to direct the disposition of:

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Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

See Exhibit C attached hereto

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004 (Date)
/s/ Dionisio Romero Seminario (Signature)
Name: Dionisio Romero Seminario Title: Authorized Signatory

EXHIBITS

Exhibit A Joint Filing Statement
Exhibit B Names of Persons Filing
Exhibit C Identification and Classification of Members of Group
Exhibit D Powers of Attorney with English Translations

Exhibit A to Schedule 13G

Joint Filing Agreement
Pursuant to Rule 13d-1(k)

The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Schedule 13G, and any amendments thereto, be filed on their behalf by Dionisio Romero Seminario.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: February 11, 2004

Dionisio Romero Seminario
Rosalina María Helguero Romero
José Antonio Onrubia Romero
Maria del Carmen Onrubia de Beeck
Teresa Holder de Onrubia
Maria Lourdes Onrubia Holder
Maria Inmaculada Onrubia Holder
Ana Silvia Guzman Portilla de Romero
Manuel Antonio Romero Belismelis
Alfredo Romero Belismelis
Fernando Romero Belismelis
La Roncadora S.A.
Birmingham Merchant S.A.
Urigeler Internacional S.A.
Maray S.A.
Ransa Comercial S.A.
Alicorp S.A.
Robelis S.A.
Vineyard Investment Inc.
Belle Company Inc.
Sparkling Business Inc.
/s/ Dionisio Romero Seminario Name: Dionisio Romero Seminario Attorney-in-fact

Exhibit B to Schedule 13G

Shareholders:

Dionisio Romero Seminario
Rosalina María Helguero Romero
José Antonio Onrubia Romero
Maria del Carmen Onrubia de Beeck
Teresa Holder de Onrubia
Maria Lourdes Onrubia Holder
Maria Inmaculada Onrubia Holder
Ana Silvia Guzman Portilla de Romero
Manuel Antonio Romero Belismelis
Alfredo Romero Belismelis
Fernando Romero Belismelis
La Roncadora S.A.
Birmingham Merchant S.A.
Urigeler Internacional S.A.
Maray S.A.
Ransa Comercial S.A.
Alicorp S.A.
Robelis S.A.
Vineyard Investment Inc.
Belle Company Inc.
Sparkling Business Inc.
Address: Las Laderas de Melagarejo La Molina Lima 12 Perú

Exhibit C to Schedule 13G

Members of Group:

Dionisio Romero Seminario (IN)
Rosalina María Helguero Romero (IN)
José Antonio Onrubia Romero (IN)
Maria del Carmen Onrubia de Beeck (IN)
Teresa Holder de Onrubia (IN)
Maria Lourdes Onrubia Holder (IN)
Maria Inmaculada Onrubia Holder (IN)
Ana Silvia Guzman Portilla de Romero (IN)
Manuel Antonio Romero Belismelis (IN)
Alfredo Romero Belismelis (IN)
Fernando Romero Belismelis (IN)
La Roncadora S.A. (CO)
Birmingham Merchant S.A. (CO)
Urigeler Internacional S.A. (CO)
Maray S.A. (CO)
Ransa Comercial S.A. (CO)
Alicorp S.A. (CO)
Robelis S.A. (CO)
Vineyard Investment Inc. (CO)
Belle Company Inc. (CO)
Sparkling Business Inc. (CO)

Aggregate Amount of Common Shares Beneficially Owned by Group: 14,895,076 Percent of Class: 15.8%

Exhibit D Index

D.1 Reciprocal General Power of Attorney granted between Messrs. Jose Antonio Onrubia Romero, Calixto Romero Seminario, Manuel Romero Seminario and Dionisio Romero Seminario dated November 6, 1970. (1)
D.2 English-language summary of D.1 (2)
D.3 General Power of Attorney from Willy Beeck Navarro and Maria del Carmen Onrubia de Beeck to Calixto Romero Seminario, Manuel Romero Seminario and Dionisio Romero Seminario dated December 6, 1985. (3)
D.4 English-language summary of D.3 (4)
D.5 Power of Attorney from Vineyard Investment Inc. to Dionisio Romero Seminario dated February 5, 2003.(5)
D.6 Power of Attorney from Belle Company Inc. to Dionisio Romero Seminario dated February 5, 2003.(6)
D.7 Power of Attorney from Sparkling Business Inc. to Dionisio Romero Seminario dated February 5, 2003.(7)
D.8 Power of Attorney from La Roncadora S.A. to Dionisio Romero Seminario dated February 12, 2004.*

(1) Incorporated by reference to Exhibit D.1 to Amendment No. 6 to Schedule 13G, as filed by the Reporting Persons with the Securities and Exchange Commission on June 5, 2002.

(2) Incorporated by reference to Exhibit D.2 to Amendment No. 6 to Schedule 13G, as filed by the Reporting Persons with the Securities and Exchange Commission on June 5, 2002.

(3) Incorporated by reference to Exhibit D.5 to Amendment No. 6 to Schedule 13G, as filed by the Reporting Persons with the Securities and Exchange Commission on June 5, 2002.

(4) Incorporated by reference to Exhibit D.6 to Amendment No. 6 to Schedule 13G, as filed by the Reporting Persons with the Securities and Exchange Commission on June 5, 2002.

(5) Incorporated by reference to Exhibit D.7 to Amendment No. 7 to Schedule 13G, as filed by the Reporting Persons with the Securities and Exchange Commission on February 19, 2003.

(6) Incorporated by reference to Exhibit D.8 to Amendment No. 7 to Schedule 13G, as filed by the Reporting Persons with the Securities and Exchange Commission on February 19, 2003.

(7) Incorporated by reference to Exhibit D.9 to Amendment No. 7 to Schedule 13G, as filed by the Reporting Persons with the Securities and Exchange Commission on February 19, 2003.

* Filed herewith.

EXHIBIT D.8

POWER OF ATTORNEY

The undersigned, La Roncadora S.A., the principal business address of which is Apdo. 8629 - Panama, does hereby appoint Dionisio Romero Seminario, whose address is Calle Centenario 156, Las Laderas de Melgarejo, La Molina, Lima 12, Peru, as its attorney-in-fact, for its and in its name, to execute and cause to be filed or delivered, as required by Section 13(d) of the Securities Exchange Act of 1934, any number, as appropriate, or original and copies of the Securities and Exchange Commission Schedule 13G ("Schedule 13G"), any amendments thereto, and any agreement to file Schedule 13G jointly with any other reporting person, in respect of the shares of Credicorp Ltd. common stock par value US$5.00 per share, owned by the undersigned and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as it could do if on of its representatives were personally present.

Signed as of the 12th day of February 2004.

LA RONCADORA S.A.

By: /s/ Jose Antonio Onrubia Holder
Name: Jose Antonio Onrubia Holder
Title: Authorized Signatory

Witness:

/s/ Benedicto Cigueñas
Name: Benedicto Cigueñas